As filed with the Securities and Exchange Commission on September 14, 2020

Registration No. 333-248292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Metacrine, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	47-2297384
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

(858) 369-7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Preston Klassen, M.D.

President and Chief Executive Officer

Metacrine, Inc.

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

(858) 369-7800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Karen E. Deschaine, Esq. Carlos Ramirez, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (“Registration Statement”) is being filed solely for the purpose of refiling Exhibit 5.1 with modifications. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly, such prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Metacrine, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

AMOUNT
SEC registration fee	$13,668
FINRA filing fee	16,294
Nasdaq Global Market listing fee	150,000
Printing and engraving expenses	250,000
Legal fees and expenses	838,000
Accounting fees and expenses	625,000
Transfer agent and registrar fees and expenses	4,000
Miscellaneous expenses	153,038

Total	$2,050,000

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

∎	transaction from which the director derives an improper personal benefit;

∎	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payment of dividends or redemption of shares; or

∎	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation, as currently in effect, includes such a provision, and the Registrant’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

∎	indemnification beyond that permitted by the Delaware General Corporation Law;

∎	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

∎	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

∎

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

∎

indemnification for proceedings or claims brought by an officer or director against the Registrant or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

∎	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

∎	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including the Company’s agreement to advance certain expenses. Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued and options granted by us since May 31, 2017 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1) In November 2017, we entered into a Series B preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 18,333,333 shares of our Series B convertible preferred stock at a purchase price of $1.20 per share, and received gross proceeds of approximately $22.0 million.

(2) In June 2018, we entered into a Series C preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 30,660,377 shares of our Series C convertible preferred stock at a purchase price of $2.12 per share, and received gross proceeds of approximately $65.0 million.

(3) From May 31, 2017 to the effective date of this registration statement we granted stock options under our 2015 Plan, to purchase up to an aggregate of 3,794,139 shares of our common stock to our employees, directors and consultants, at a weighted-average exercise price of $4.65 per share. From May 31, 2017 to the effective date of this registration statement, 238,024 shares of common stock were issued upon the exercise of options granted to certain employees, directors and consultants and the payment of $205,048 to us was made.

(4) In August 2019, we issued a warrant to purchase shares of our Series C convertible preferred stock to K2 HealthVentures Equity Trust LLC in connection with the August 2019 loan and security agreement. The number of shares of Series C convertible preferred stock exercisable under the warrant equals (i) 2.5% of the aggregate original principal amount of the terms loans if and when funded pursuant to the loan agreement divided by (ii) the warrant price of $2.12 per share (subject to adjustment as provided therein). As of June 30, 2020, the warrant was exercisable for 117,924 shares of Series C convertible preferred stock following the initial draw of $10.0 million under the loan agreement in August 2019. The warrant will automatically convert into a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering.

The offers, sales and issuances of the securities described in paragraphs (1), (2) and (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (3) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2015 Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1#	Form of Underwriting Agreement.

3.1#	Fourth Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2#	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of this offering.

3.3#	Amended and Restated Bylaws, as currently in effect.

3.4#	Form of Amended and Restated Bylaws to become effective upon the completion of this offering.

4.1#	Form of Common Stock Certificate of the Registrant.

4.2#	Amended and Restated Investor Rights Agreement, dated August 26, 2019, by and among the Registrant and certain of its stockholders.

4.3#	Warrant to Purchase Preferred Stock, dated August 27, 2019, issued to K2 HealthVentures Equity Trust LLC.

5.1	Opinion of Cooley LLP.

10.1+#	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+#	Metacrine, Inc. Amended and Restated 2015 Equity Incentive Plan and Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended.

10.3+#	Metacrine, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+#	Metacrine, Inc. 2020 Employee Stock Purchase Plan.

10.5+#	Metacrine, Inc. Non-Employee Director Compensation Policy.

10.6+#	Metacrine, Inc. Severance Benefit Plan

10.7#	Lease Agreement, dated June 16, 2017, by and between the Registrant and ARE-SD Region No. 30, LLC.

10.8+#	Employment Agreement by and between the Registrant and Preston Klassen.

10.9+#	Employment Agreement by and between the Registrant and Ken Song.

10.10+#	Separation and Consulting Agreement by and between the Registrant and Ken Song.

10.11+#	Offer Letter by and between the Registrant and Patricia Millican.

10.12+#	Offer Letter by and between the Registrant and Hubert Chen.

10.13*#	Amended and Restated Exclusive FXR License Agreement, dated November 10, 2016, by and between the Registrant and The Salk Institute for Biological Studies, as amended.

10.14*#	Loan and Security Agreement, dated August 27, 2019, by and between the Registrant and K2 HealthVentures LLC and any other lender from time to time party thereto, K2 HealthVentures LLC as administrative agent, and Ankura Trust Company, LLC as collateral agent, as amended.

23.1#	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1#	Power of Attorney.

+	Indicates management contract or compensatory plan.
*	Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.
#	Previously filed.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 14th day of September, 2020.

METACRINE, INC.

By:	/s/ Preston Klassen, M.D.
Preston Klassen, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Preston Klassen, M.D., and Patricia Millican, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Preston Klassen, M.D. Preston Klassen, M.D.	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	September 14, 2020

/s/ Patricia Millican Patricia Millican	Chief Financial Officer (Principal Financial and Accounting Officer)	September 14, 2020

* Richard Heyman, Ph.D.	Chairman of the Board of Directors	September 14, 2020

* Robert Adelman, M.D.	Member of the Board of Directors	September 14, 2020

* Kristina Burow	Member of the Board of Directors	September 14, 2020

* Ronald Evans, Ph.D.	Member of the Board of Directors	September 14, 2020

SIGNATURE	TITLE	DATE

* Carol Gallagher, Pharm.D.	Member of the Board of Directors	September 14, 2020

* Andrew Guggenhime	Member of the Board of Directors	September 14, 2020

* Amir Nashat, Ph.D.	Member of the Board of Directors	September 14, 2020

* John McHutchison, M.D.	Member of the Board of Directors	September 14, 2020

By:	/s/ Patricia Millican
Patricia Millican
Attorney-in-fact